NEWS RELEASE

For immediate release

September 22, 2005

CANWEST RECEIVES REQUISITE CONSENTS TO TENDER OFFERS AND CONSENT SOLICITATIONS

Winnipeg, Manitoba, -- CanWest MediaWorks Inc. (“CanWest”), a wholly-owned subsidiary of CanWest Global Communications Corp., today announced that it has received the consents that it required for enactment of the indenture amendments proposed in its previously announced cash tender offers and consent solicitations. CanWest received valid and unrevoked consents from holders of more than the required majorities in principal amount of each of the two series of notes that were the subject of its offers: CanWest’s 10 5/8% Senior Subordinated Notes due 2011 (the “2011 Notes”) and its 7 5/8% Senior Unsecured Notes due 2013 (the “2013 Notes”).

Following receipt of the necessary consents, CanWest executed supplemental indentures implementing the amendments that the consent solicitations approved, and those amendments are now effective (though they will be revoked with retroactive effect if settlement of the tender offers and consent solicitations fails to occur).

The withdrawal deadline for the offers has now passed and holders cannot withdraw any notes that they have tendered, or the related consents that they have given, unless CanWest permits them to do so.

The early tender premium deadline for the offers has now expired, so that any holders that validly tender notes on or after the date of this release will be paid only the purchase price less the early tender premium for their notes, if the offer is consummated.

The expiration time has not been changed in respect of either offer. It remains midnight Eastern Daylight Time, on October 12, 2005, subject to extension.

Citigroup Global Markets Inc. is the dealer manager and Global Bondholder Services Corporation is the depositary and information agent for the tender offers and consents solicitations.

Requests for documents relating to the tender offers and consent solicitations may be directed to Global Bondholder Services Corporation by telephone at 1-866 470-4500 (toll free) or 1-212 430-3774 or in writing at 65 Broadway, Suite 74, New York, NY, 10006. Questions regarding the tender offers and consent solicitations may be directed to Citigroup Global Markets Inc., Liability Management Group, at 1-800-558-3745 (toll free) or 1-212-723-6106 (collect).

This news release is neither an offer to purchase nor a solicitation of an offer to sell the notes. The offers are being made only pursuant to the Offers to Purchase and Consent Solicitations dated September 8, 2005 that CanWest has distributed to holders of the 2011 Notes and 2013 Notes.

CanWest MediaWorks Inc. is a wholly-owned subsidiary of CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV; www.canwestglobal.com), an international media company. CanWest, Canada’s largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and websites in Canada, New Zealand, Australia, and the Republic of Ireland.

For further information, please contact:

Geoffrey Elliot, Vice President, Corporate Affairs

Tel: (204) 956-2025

Fax: (204) 947-9841

gelliot@canwest.com

or

John Maguire, Chief Financial Officer

Tel: (204) 956-2025

Fax: (204) 947-9841

jmaguire@canwest.com